WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

November 9, 2010

Shehzad Niazi
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	China Ginseng Holdings, Inc.
Registration Statement on Form 10 Amendment No. 1. File No. 000-54072

Dear Mr. Niazi:

We have filed on EDGAR the above Amendment No. 1 and the related response table attached hereto.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Response
1.	Telephone number corrected. Revised to: 01186 432 85790039

2.
Revised: In October 2005, in order to meet the requirement for foreign owned enterprise requirement, China Ginseng put in additional capital $250,000, therefore, the total asset and registered capital increased.

3.	The price was based upon registered capital as now disclosed.

4.	China Ginseng signed the Tonghua acquisition agreement on April 12, 2007, but the transaction didn’t finalize until March 31, 2008

5.	We have provided additional disclosure here and in MDA as to the debt carried over, the default and why it doesn’t present any risks to our business or operations.

6.	We have conformed the number of acres to 3,705 and the spelling of hectares throughout.

7.	Disclosure revised throughout to indicate all business operational.

8.	Filed as exhibit.

9.	The date and terms of the acquisition are described and the agreement is filed as an exhibit.

10.	Additional disclosure of funds being raised through a Regulation S offering added throughout.

11.	Terms of contracting for production of wine disclosed. The agreement is oral.

12.	Website disclosed.

13.	We have revised disclosure to indicate “dry” rather than “white” ginseng. We have discussed how our operations will be impacted by our juice business.

14.	Disclosure changed to China only.

15.	We have agreements with distributors. Please see revised disclosure and form of agreement filed as Exhibit 10.14

16.	There is no problem with customer retention. Reason for change in customer mix discussed.

17.	The terms of these agreements is now disclosed.

18.	Disclosure revised and clarified.

19.	Disclosure eliminated.

20.	Proposed distribution methods for drink and wine business disclosed.

21.	GMP standards disclosed.

22.	Additional disclosure, including operations to date, disclosed. Prices are current anticipated sale prices.

23.	Party and terms disclosed.

24.	Rental of land from farmers and other terms of business disclosed.

25.	Significance disclosed.

26.	Disclosure concerning these regulations and potential effects on our business disclosed.

27.	Disclosure concerning these regulations and potential effects on our business disclosed.

28.	Basis for belief and significance of business shift disclosed.

29.	Competitors in Changbai Mountains region and favorable aspects of region disclosed.

30.	Employees now listed.

31.	Reflected in MD&A

32.	Revised in MD&A

33.
(I) Harvest year and how it relates to our fiscal year

Ginseng's growing cycle is from April to September, six months a year.  Normally we sow the seed in April and harvest in September and October.

Ginseng seeds are obtained after the blossom in Autumn, the seed can be sowed in September or next Spring, it takes 10 days to germinate and the growing cycle for seedling is 10 days,

Grape growing cycle is from April to September, six months a year.  Planted in April and harvest in September.

(ii) The volume of product harvested each period per acre:

For ginseng, every hectare can harvest 18 to 20 kg ginseng; for grapes, every acre can produce 1500 kg grapes

(iii)  The area of land planted:

 As of June 2010, the planting area for ginseng is 443830 square meter, the planting area for grapes is 750 acres

Please see Revenue Recognition section in MDA

34.	Provided in MD&A

35.
Before 2008, we didn’t start any ginseng juice related operations, we sale ginseng every year as our major products, therefore, we have had long term customers buying ginseng from us, but since 2008 we have started reserving the raw materials for future ginseng juice production, we can no longer meet the quantity requirement for our long term customers. Currently we have different customer base, they buy smaller quantities and have no specific buying terms.

36.	Please see the updated MD&A

37.	Please see the updated MD&A

38.	Please see the updated MD&A

39.	Please see the updated MD&A

40.	Please see the updated MD&A

41.	The default occurred on 2/4/2003 before China Ginseng acquired Tonghua on 3/31/2008. The lender, Ji’An Qingshi Credit Cooperative, has verbally agreed in March, 2008, not to call the loan.

The material terms for the verbal agreement are: There is no due date for repayment of the loan; no interest payments are required; China Ginseng is to repay the loan at its own discretion when funds are available.

By the end of 2010, the company intends to recruit distributors who will estimate the quantity of wine they can sell.  The quantity of wine produced will be based on the distributors’ estimated orders.  China Ginseng plans to repay the loan from Ji’An Qingshi Credit Cooperative with future profits

The original loan agreement will be filed as an exhibit

42.
Already disclosed

The terms have changed over the years. Yanbian provides the land, seeds and seedlings to farmers and pays the farmers a planting (management) fee approximately $.60 per square meter every year.  The farmers are required to turn in 2kg of fresh ginseng per square meter they undertake.  Yanbian pays farmers market price for their ginseng determined by negotiation with the farmers and the prevailing prices at which similar farmers sell their products to other buyers at the time.  If the harvest is below 2kg per square meter, the difference will be deducted from the total payment for the ginseng purchased on a pro rata basis.  If the harvest produces more than 2kg per square meter, Yanbian pays $3.00 for every extra kilo.

43.
Although we had negative working capital and very limited cash on hand as of the nine months ended March 31, 2010, we project that we will have sufficient funds to meet all the company’s needs. As of June 30, 2010, we have raised $594,687.50 for our business development from private placement in China. As of August 30, 2010, we raised an additional $333,133.78 from private placement in China, for a total of $927,821.28 in additional working capital.

Meanwhile, we plan to recruit 300 domestic distributors for Ginseng juice and 100 domestic distributors  for wine over the next 12 months. When we sign contracts with distributors, we will require cash deposits from them for the juice and wine that we supply. The amount of the cash deposit will be based on the estimated sales for each distributor’s territory.

If China Ginseng is not able to obtain the needed sources of liquidity, it can sell a portion of its inventory of raw ginseng or grape juice to finance its continuing operation.

44.	Revised disclosure on item 10

45.	Revised in MD&A

46.	Revised in MD&A

47.	Revised in MD&A

48.	Address, rental area history and adequacy and future plans disclosed.

49.	Address disclosed.

50.	Scrivner error fixed to be consistent with monthly salary $731.85, annual salary $8,782

51.	No such plans, as disclosed.

52.	Requested disclosure provided.

53.	Requested disclosure provided.

54.	Names of independent directors provided.

55.	The bases and dates for the Regulation S exemption have been added.

56.	Please see responses to accounting comments below

57.	Please see responses to accounting comments below

58.	Please see responses to accounting comments below

59.	Please see responses to accounting comments below

60.	Please see responses to accounting comments below

61.	Please see responses to accounting comments below

62.	Please see responses to accounting comments below

63.	Please see responses to accounting comments below

64.	Please see responses to accounting comments below

65.	Please see responses to accounting comments below

66.	Please see responses to accounting comments below

67.	Please see responses to accounting comments below

68.	Please see responses to accounting comments below

69.	Exhibit 21 added.

Response to SEC Accounting comments

56.	Financial statements have been updated in accordance with Rule 8-08 of Regulation S-X
57.	The Company has calculated the imputed interest on the related party loans under FASB ASC 835-30 and accordingly has restated the appropriate periods. See Note A to the financial statements.
58.	The earnings per share amounts as presented have been corrected. Please see Note A to the financial statements.
59.	Financial statements were revised.
60.	The Company has defined two segments of business under FASB 280-10-50. See Note P to the financial statements-Operating Segments.
61.
On November 24, 2004, the Company purchased a 55% interest in Yanbian Hauxing Ginseng Industry Co. (hereafter referred to as “Yanbian”) for $200,000.  The fair value of the assets was $482,282.  An analysis of the transaction is as follows:

		Minority
	Ginseng	Interest
	55%	45%	Total
Fair value of assets	$265,255	$217,027	$482,282
Purchase price	200,000
Negative goodwill	$65,255

Subsequent to the acquisition of the 55% interest in Yanbian, earnings accrued to the minority shareholder as follows: (1) $270,000 for the period subsequent to the acquisition date of November 24, 2004 to June 30, 2005 and (2) $42,547 for the period July 1, 2005 to the date the Company acquired the minority interest (remaining 45% of Yanbian) on September 23, 2005.

Since the acquisition of the remaining 45% (minority interest acquisition happened within 10 months of the purchase of the original 55% interest) the Company utilized the original appraised value of the assets.  In reviewing the assets acquired, property, plant and equipment represented 40% of the assets. Included in the assets acquired was cash of $111,010 which represented 23% of the assets acquired, and supplies inventory of $163,385 or 34%.  These assets accounted for approximately 97% of the assets acquired and the Company concluded that the original appraisal value at September 23, 2005 was not significantly different than that at November 24, 2004.

The original minority interest at appraised value aggregated $217,027.  The Company paid an additional $165,000 for the assets resulting in  $52,027 of negative goodwill.

In total, negative goodwill for the acquisitions is $117,282 ($65,255 on the 55% purchase and $52,027 on the 45% purchase.)

The investment by China Ginseng to purchase Yanbian 100% is $365,000 ($200,000 to purchase 55% and $165,000 represented by a note payable to the minority shareholder  to purchase 45% interest.  The total investment on the corporate books, China Ginseng Holdings, Inc., is $615,000, which includes an additional capital contribution of $250,000 made by the company subsequent to the acquisition of the minority shareholder interest.

The Company erroneously credited the negative goodwill on the initial purchase to earnings.  Under FASB 141, the negative goodwill of $65,255 should have been credited to the property, plant and equipment acquired.

Subsequent to the acquisition of the remaining 45% interest in Yanbian,  the minority shareholder forgave  the note of $165,000 and forgave the liability of the earnings attributable to the minority shareholder.  These transactions resulted in a charge to the minority shareholder loan account of $165,000 and a charge to the minority shareholder liability for the earnings attributable to the minority shareholder of $312,547, with the offsetting credit to additional paid in capital.  The original credit to additional paid in capital was overstated by $52,027, representing the negative goodwill created on the acquisition of the 45% interest.

Accordingly, the following entries have been recorded on the books of the Company: (1) Restatement  adjustment to reverse the earnings adjustment of $65,255 and reducing the property, plant and equipment for the negative goodwill of $65,255 and (2) reversal of the overstatement of the minority shareholder contribution of $52,027, which will be credited to property, plant and equipment representing the negative goodwill adjustment.

No restatement has been made for the reduction in depreciation expense since the estimated amount of $2,950 per year was not deemed significant.

62.	The inconsistencies in the disclosure have been reconciled.
63.	The revenue recognition policy has been amended to describe the policy relating to the single crushed grape sale. See Note C to the Financial Statements-Revenue Recognition.
64.
The points noted in this comment question have been addressed in the Revenue recognition policy.  Comments/sentences have been added to the policy.  See Note C to the Financial Statements-Revenue Recognition

65.	See Note C to the Financial Statements- Accounts Receivable and Allowance for Doubtful Accounts.
66.	See Note C to the Financial Statements- Accounts Receivable and Allowance for Doubtful Accounts.
67.	Additional disclosure provided. See Note F to the Financial Statements
68.	Additional disclosure provided. See Note F to the Financial Statements.